SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 32318; File No. 812-14594]

First Investors Equity Funds, <u>et al</u>.; Notice of Application

October 14, 2016

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of an application for an order pursuant to: (a) section 6(c) of the Investment Company Act of 1940 ("Act") granting an exemption from sections 18(f) and 21(b) of the Act; (b) section 12(d)(1)(J) of the Act granting an exemption from section 12(d)(1) of the Act; (c) sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1), 17(a)(2) and 17(a)(3) of the Act; and (d) section 17(d) of the Act and rule 17d-1 under the Act to permit certain joint arrangements and transactions. Applicants request an order that would permit certain registered open-end management investment companies to participate in a joint lending and borrowing facility.

<u>Applicants</u>: First Investors Equity Funds, First Investors Income Funds, First Investors Life Series Funds and First Investors Tax Exempt Funds (each a "Trust"), each a Delaware statutory trust registered under the Act as an open-end management investment company with multiple series and Foresters Investment Management Company, Inc. (the "Adviser"), a New York corporation registered as an investment adviser under the Investment Advisers Act of 1940.

<u>Filing Dates</u>: The application was filed on December 23, 2015 and amended on May 20, 2016 and September 16, 2016.

<u>Hearing or Notification of Hearing</u>: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on November 8, 2016 and should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC, 20549-1090; Applicants: Mary Carty, Esq., Foresters Investment Management Company, Inc., 40 Wall Street, New York, NY 10005.

For Further Information Contact: Kay-Mario Vobis, Senior Counsel, at (202) 551-6728 or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Summary of the Application:

1.   Applicants request an order that would permit the applicants to participate in an interfund lending facility where each Fund could lend money directly to and borrow money directly from other Funds to cover unanticipated cash shortfalls, such as unanticipated redemptions or trade fails.[1] The Funds will not borrow under the facility for leverage purposes

---

[1] Applicants request that the order apply to the applicants and to any existing or future registered open-end management investment company or series thereof for which the Adviser or any successor thereto or an investment adviser controlling, controlled by, or under common control with the Adviser or any successor thereto serves as investment adviser (each a "Fund" and collectively the "Funds" and each such investment adviser an "Adviser"). For purposes of

and the loans' duration will be no more than 7 days.[2]

2.   Applicants anticipate that the proposed facility would provide a borrowing Fund with a source of liquidity at a rate lower than the bank borrowing rate at times when the cash position of the Fund is insufficient to meet temporary cash requirements. In addition, Funds making short-term cash loans directly to other Funds would earn interest at a rate higher than they otherwise could obtain from investing their cash in repurchase agreements or certain other short term money market instruments. Thus, applicants assert that the facility would benefit both borrowing and lending Funds.

3.   Applicants agree that any order granting the requested relief will be subject to the terms and conditions stated in the application. Among others, the Adviser, through a designated committee, would administer the facility as a disinterested fiduciary as part of its duties under the investment management agreements with the Funds and would receive no additional fee as compensation for its services in connection with the administration of the facility. The facility would be subject to oversight and certain approvals by the Funds' Board, including, among others, approval of the interest rate formula and of the method for allocating loans across Funds, as well as review of the process in place to evaluate the liquidity implications for the Funds. A Fund's aggregate outstanding interfund loans will not exceed 15% of its net assets, and the Fund's loans to any one Fund will not exceed 5% of the lending Fund's net assets.[3]

4.   Applicants assert that the facility does not raise the concerns underlying section 12(d)(1) of the Act given that the Funds are part of the same group of investment companies and

---

the requested order, "successor" is limited to any entity that results from a reorganization into another jurisdiction or a change in the type of a business organization.

[2] Any Fund, however, will be able to call a loan on one business day's notice.

[3] Under certain circumstances, a borrowing Fund will be required to pledge collateral to secure the loan.

there will be no duplicative costs or fees to the Funds.[4] Applicants also assert that the proposed

transactions do not raise the concerns underlying sections 17(a)(1), 17(a)(3), 17(d) and 21(b) of

the Act as the Funds would not engage in lending transactions that unfairly benefit insiders or are

detrimental to the Funds. Applicants state that the facility will offer both reduced borrowing

costs and enhanced returns on loaned funds to all participating Funds and each Fund would have

an equal opportunity to borrow and lend on equal terms based on an interest rate formula that is

objective and verifiable. With respect to the relief from section 17(a)(2) of the Act, applicants

note that any collateral pledged to secure an interfund loan would be subject to the same

conditions imposed by any other lender to a Fund that imposes conditions on the quality of or

access to collateral for a borrowing (if the lender is another Fund) or the same or better

conditions (in any other circumstance).[5]

5.   Applicants also believe that the limited relief from section 18(f)(1) of the Act that

is necessary to implement the facility (because the lending Funds are not banks) is appropriate in

light of the conditions and safeguards described in the application and because the Funds would

remain subject to the requirement of section 18(f)(1) that all borrowings of a Fund, including

combined interfund loans and bank borrowings, have at least 300% asset coverage.

6.   Section 6(c) of the Act permits the Commission to exempt any persons or

transactions from any provision of the Act if such exemption is necessary or appropriate in the

public interest and consistent with the protection of investors and the purposes fairly intended by

the policy and provisions of the Act. Section 12(d)(1)(J) of the Act provides that the

Commission may exempt any person, security, or transaction, or any class or classes of persons,

---

[4] Applicants state that the obligation to repay an interfund loan could be deemed to constitute a security for the purposes of sections 17(a)(1) and 12(d)(1) of the Act.

[5] Applicants state that any pledge of securities to secure an interfund loan could constitute a purchase of securities for purposes of section 17(a)(2) of the Act.

securities, or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act. Rule 17d-1(b) under the Act provides that in passing upon an application filed under the rule, the Commission will consider whether the participation of the registered investment company in a joint enterprise, joint arrangement or profit sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of the other participants.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary